Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY

THE CSRC OF THE APPLICATION FOR THE NON-PUBLIC

ISSUANCE OF A SHARES OF THE COMPANY

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021, 10 January 2022, 10 August 2022 and 13 September 2022 (the “Announcements”) and the circular of the Company dated 11 November 2021 (the “Circular”) in relation to, amongst others, the A Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

The Company is pleased to announce that, recently, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited (關於核准中國南方航空股份有限公司非公開發行股票的批復)”(Zheng Jian Xu Ke [2022] No. 2287) (the “Approval”) issued by the China Securities Regulatory Commission (the “CSRC”). The main contents of the Approval are as follows:

1. The non-public issuance of not more than 803,571,428 new A Shares by the Company was approved. If there are changes in the total share capital due to capitalization of capital reserve or other circumstances, the number of shares under the issuance can be adjusted accordingly.

2. The issuance of shares shall be implemented in strict compliance with the application documents submitted to the CSRC by the Company.

3. The Approval shall be valid for twelve months from the date of the approval of issue.

4. If there is any material event of the Company from the date of the approval of issue to the date of completion of the issuance of shares, the Company shall make timely report to the CSRC and handle the matters in accordance with the relevant regulations.

The board of directors of the Company will handle the matters in relation to the A Share Issuance within the prescribed period and fulfil the information disclosure obligations in a timely manner in accordance with the relevant laws and regulations, requirements of the Approval and the authorisation from the shareholders’ meeting of the Company.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

10 October 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

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